UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of November 2005

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of November 2005.

Contents:

Enclosure 1:	Press release re: Grant of options dated November 2, 2005.

Enclosure 2:	Press release re: Appointment of new advisor dated November 3, 2005.

Enclosure 3:	Press release re: Change of adviser and broker dated November 14, 2005.

Enclosure 4:	Notification of Major Interests in Shares dated November 22, 2005.

Enclosure 5:	Press release re: Resignation of director dated November 28, 2005.

Enclosure 6:	Press release re: Appointment of Non Executive Director dated November 29, 2005.

Enclosure 1

BioProgress PLC

02 November 2005

BioProgress plc

(‘BioProgress’ or the ‘Company’)

Grant of Executive and Employee Options

The Board of BioProgress plc (AIM: BPRG; NASDAQ: BPRG), adopted two new share option schemes on 1 November 2005, the BioProgress plc Employee Share Option Scheme (the ‘Employee Option Scheme’) and the Executive Share Option Scheme 2005 (the ‘Executive Option Scheme’), and on the same day granted options to subscribe for 11,000,000 Ordinary Shares of 0.01 pence each in the Company as set out below to the following directors in respect of the Executive Option Scheme.

The Executive Option Scheme comprises certain options (totalling 3,500,000 options) exercisable subject to performance criteria which will require the Company’s share price to be no less than 87.3 pence in respect of three out of five consecutive days following the date of grant (‘Performance Options’); and certain other options (totalling 7,500,000 options) exercisable in two tranches, an initial 50% with effect from 31 March 2006 and the remaining 50% with effect from 30 September 2006 (‘Non-Performance Options’). The Non-Performance Options reflect the retirement of an equity issuance scheme which was not taken up by the directors.

These options were granted at an exercise price of 29.1 pence per share.

Name	No. of Performance Options	No. of Non-performance Options
Dan Farrow	1,500,000	3,500,000
Richard Trevillion	2,000,000	4,000,000

Mr Farrow now holds a total of 5,000,000 options in the Company. Mr Trevillion now holds a total of 6,000,000 options in the Company.

The Company will also be making shares available for the grant of options to its key employees; the Employee Share Option Scheme. These options will be awarded on an individual achievement basis throughout the Company and used to incentivise and retain individuals who have and will contribute to the success of the business going forward.

2 November 2005

For further details please contact:

BioProgress plc	01354 655674
Richard Trevillion, Chief Executive Officer	www.bioprogress.com
Dan Farrow, Finance Director

College Hill	020 7457 2020
Corinna Dorward/ Adrian Duffield

Forward-Looking Information

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

Enclosure 2

BioProgress PLC

03 November 2005

BioProgress plc

(‘BioProgress’ or the ‘Company’)

Appointment of new advisor

The Board of BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, is pleased to announce the appointment of Robert W. Baird Limited as sole nominated adviser and broker to the Company with immediate effect.

3 November 2005

For further details please contact:

BioProgress plc	01354 655674
Richard Trevillion, Chief Executive Officer	www.bioprogress.com
Dan Farrow, Finance Director

Robert W. Baird	020 7488 1212
Shaun Dobson/ Xavier de Mol

College Hill	020 7457 2020
Corinna Dorward/ Adrian Duffield

Forward-Looking Information

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

Enclosure 3

BioProgress PLC

14 November 2005

BioProgress plc

CHANGE OF ADVISER AND BROKER

Following completion of the acquisition of the UK Equity Capital Markets division of Robert W Baird Limited by Bridgewell Securities Limited, BioProgress plc is pleased to announce the appointment of Bridgewell Securities Limited as Nominated Adviser and Broker with immediate effect.

For further information please contact:

BioProgress plc	01354 655674
Richard Trevillion, Chief Executive Officer
Dan Farrow, Finance Director

Bridgewell Securities Limited	020 7003 3000
Shaun Dobson, Managing Director

Enclosure 4

BioProgress PLC

22 November 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Name of company

BioProgress plc

2.	Name of shareholder having a major interest

FMR Corporation and its direct and indirect subsidiaries; and Fidelity International Limited and its direct and indirect subsidiaries

3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18.

As above

4.	Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

797,233 Brown Brothers Harriman Ltd Lux

4,376,349 Mellon Bank N.A.

5.	Number of shares/amount of stock acquired

1,394,681 ordinary shares

6.	Percentage of issued class

Not disclosed

7.	Number of shares/amount of stock disposed

Not disclosed

8.	Percentage of issued class

Not disclosed

9.	Class of security

Ordinary shares of 1p each

10.	Date of transaction

Not disclosed

11.	Date company informed

21st November 2005

12.	Total holding following this notification

5,173,582

13.	Total percentage holding of issued class following this notification

4.18%

14.	Any additional information

15.	Name of contact and telephone number for queries

Daniel Farrow - 01354 655674

16.	Name and signature of authorised company official responsible for making this notification.

Daniel Farrow, Finance Director

Date of notification: 22nd November 2005

Enclosure 5

BioProgress PLC

28 November 2005

BioProgress plc

(‘BioProgress’ or the ‘Company’)

Resignation of director

BioProgress announces that Larry Shattles, a US based Executive Director, has resigned from the board of directors with immediate effect.

For further details please contact:

BioProgress plc	01354 655674
Richard Trevillion, Chief Executive Officer	www.bioprogress.com
Dan Farrow, Finance Director

Northbank Communications	020 78868150
Katja Stout/Emma Palmer

Forward-Looking Information

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

Enclosure 6

BioProgress PLC

29 November 2005

BioProgress plc

(‘BioProgress’ or the ‘Company’)

Appointment of Non Executive Director

The Board of BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the provider of innovative delivery solutions to the pharmaceutical oral dosage and medical device markets, is pleased to announce the appointment of Anthony John Knight FRSA as non-executive director with immediate effect.

Anthony, aged 54, is an adviser on strategy in particular in the areas of sales and marketing to the pharmaceutical industry and related businesses. He was formerly the Customer Marketing Director for Parke-Davis and Co. UK Ltd prior to Parke Davis’ acquisition by Pfizer Inc, with board responsibility for various marketing and sales initiatives in the UK and Europe. With over 25 years of experience in the pharmaceutical industry, he has held senior positions in marketing, sales, commercial, training, business development, business information and general management.

Anthony has launched, marketed or grown sales for a number of successful products including Lipitor, Zovirax, Tracrium, Flolan, Exosurf, Lamictal, Retrovir (AZT), Neurontin and other assorted medicines and devices. Lipitor was the most successful product launch in UK pharmaceutical history in terms of market penetration and sales.

Richard Trevillion, BioProgress’ Chief Executive, said:

‘We are delighted that Tony has agreed to join our Board. Tony’s experience and skills in sales and marketing will be invaluable to the Company and complements our current teams’ strengths. I am looking forward to working more closely with him in the further development of the Company.

Tony’s appointment reflects the strategic focus on commercialisation and marketing I outlined in previous statements. As the Company moves into this stage of development it is vital we expand our marketing and sales capabilities.’

Anthony Knight said:

‘I was attracted to BioProgress by its exciting range of IP that seemed ripe for commercialisation. I look forward to contributing to the success of the business by working with my new colleagues to help accelerate the successful commercialisation of the Company’s growing portfolio.’

Anthony Knight is the founding partner of the Portland Partnership and in the past five years is or has been a Director of Mediary Ltd, Stanbridge Earls School Ltd, Stanbridge Earls Trading Ltd, Setanta Ltd and The Royal Southampton Yacht Club Ltd. No further disclosures are required to be made in relation to Anthony Knight under Schedule 2 paragraph (g) of the AIM Rules.

29th November 2005

Enquiries:

BioProgress plc	01354 655674
Richard Trevillion, Chief Executive Officer
Dan Farrow, Finance Director

Northbank Communications	020 7886 8150
Katja Stout / Emma Palmer

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain ‘forward-looking statements’ within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ Richard Trevillion
Dated: December 6, 2005	Richard Trevillion
Chief Executive Officer